SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    Form 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

       Reporting certain events occurring during the month of April, 2001.

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                        WHEREVER.NET HOLDING CORPORATION

                           Suite 4701 - NatWest Tower
                        One Matheson Street, Causeway Bay
                    Hong Kong SAR, People's Republic of China



        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]     Form 40-F

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No [X]

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Item 5. Other Information

      We have recently been advised by The Nasdaq Stock Market, Inc. ("Nasdaq") that Nasdaq may delist our American Depositary Shares from the Nasdaq National Market System ("NMS") because we do not meet the requirements for continued listing on the NMS. Nasdaq has specifically cited our non-compliance with the requirement that listed companies maintain a minimum bid price of $1.00, as well as non-compliance with certain maintenance standards related to the bid price.

      Nasdaq indicated that, in accordance with Nasdaq Marketplace Rule 4310(c)(8)(B), we will have until July 5, 2001 to regain compliance. Compliance would require the bid price of the American Depositary Shares to be at least $1.00 for a minimum of 10 consecutive trading days prior to July 5, 2001. If we are unable to demonstrate compliance by July 5, 2001, Nasdaq will provide us with notice that our American Depositary Shares securities will be delisted. At that time, we could appeal the decision. We are currently exploring various alternatives to achieve full compliance with the continued listing requirements of the NMS. There can be no assurance as to the timing or success of any such alternatives.

      If the American Depositary Shares are delisted from NMS, it would likely be more difficult to buy or sell the American Depositary Shares or to obtain timely and accurate quotations to buy or sell. In addition, delisting could result in a decline in the trading market for the American Depositary Shares, which could potentially depress its trading price, among other consequences.

      In December 1995, Congress enacted the Private Securities Reform Act of 1995. The Act contains amendments to the Securities Act of 1933 and the Securities Exchange Act of 1934, which provide protection from liability in private lawsuits for "forward-looking" statements, made by persons specified in the Act. We desire to take advantage of the "safe harbor" provisions of the Act.

      We wish to caution readers that, with the exception of historical matters, the matters discussed in this Report on Form 6-K include forward-looking statements. Generally the forward-looking statements can be identified by the use of forward-looking words such as "may," "expect," "anticipate," "estimate," "plan," "believe" or similar words. They involve risks and uncertainties, including but not limited to factors related to our limited operating history and significant historical losses, the highly competitive nature of the telecommunications business, our dependence on others for, among other things, equipment and services, our ability to manage growth, political, economic, and regulatory risks, including but not limited to currency and other risk related to foreign operations in China, Taiwan and other countries in Asia, the results of financing efforts and other factors discussed in our other filings with and submissions to the Securities and Exchange Commissions. Such factors could affect our actual results and cause our results to differ materially from those expressed in any forward-looking statement.

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


WHEREVER.NET HOLDING CORPORATION


By:/S/ CHUNG-PIN (JOHNNY) LEE                          Date:  May 17, 2001
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Chung-Pin (Johnny) Lee
Chief Executive Officer



By:/S/ FERNANDO BENSUASKI                              Date:  May 17, 2001
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Fernando Bensuaski
Chief Financial Officer